                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D/A
                              (Amendment No. 1)*

                   Under the Securities Exchange Act of 1934



                           Ensec International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)


                                  29357R 10 8
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                                 (CUSIP Number)


           David J. Rottner, 751 Park of Commerce Drive, Suite 104,
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                         Boca Raton, FL (561)997-2511
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)


                               November 19, 1996
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index is located on page 4.

                                  Page 1 of 4
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                                  SCHEDULE 13D

--------------------------------------   ---------------------------------------
 CUSIP No.       29357R 10 8              Page      2      of      4      Pages
          --------------------------           -----------    -----------
--------------------------------------   ---------------------------------------

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  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles N. Finkel
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [_]
                                                                     (b)  [_]
      N/A
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  3   SEC USE ONLY


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  4   SOURCE OF FUNDS*

      BD
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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)    [_]

      N/A
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  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Brazil
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                   7  SOLE VOTING POWER
  NUMBER OF           3,433,333 1/3
   SHARES        ---------------------------------------------------------------
 BENEFICIALLY      8  SHARED VOTING POWER
  OWNED BY            0
    EACH         --------------------------------------------------------
  REPORTING        9  SOLE DISPOSITIVE POWER
   PERSON             3,433,333 1/3
    WITH         --------------------------------------------------------
                  10  SHARES DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,433,333 1/3

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      0

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      59.5%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN

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

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

Item 1.  Security and Issuer
----------------------------

Common Stock, $.01 par value, Ensec International, Inc.
751 Park of Commerce Drive, Suite 104
Boca Raton, Florida 33487


Item 2.  Identity and Background
--------------------------------

a.   This statement is being filed by Mr. Charles N. Finkel

b.   751 Park of Commerce Drive, Suite 104, Boca Raton, Florida 33487

c. President and Chief Executive Officer of Ensec International, Inc., 751 Park of Commerce Drive, Suite 104, Boca Raton, Florida 33487

d.   Not applicable

e.   Not applicable

f.   Brazil


Item 3.  Source and Amount of Funds or Other Conditions
-------------------------------------------------------

     On November 19, 1996, Charles N. Finkel sold 75,000 shares of Common Stock to the underwriters of the Company's initial public offering following the election by the representative underwriter on November 14, 1996 to exercise an over-allotment option. Such option was exercised by the represen-tative underwriter with respect to 100,000 shares of Common Stock. Pursuant to Section 3(c) of the Underwriting Agreement, Mr. Finkel was permitted to sell the first 75,000 of such shares and the remaining 25,000 of such shares were issued and sold by the Company.

Item 4.  Purpose of Transaction
-------------------------------

See response to Item 3 above.

      (a) - (j):  Not applicable.

Item 5.  Interest in Securities of Issuer (as of November 19, 1986)
-------------------------------------------------------------------

                                                   Number of     Percentage
                                                     Shares       Ownership
                                                  -----------     ---------

a.   Charles N. Finkel                            3,433,333 1/3     59.5%

b. Mr. Finkel has sole voting and investment power with respect to 3,433,333 1/3 shares.

c.   See the description set forth in Item 3 above.

d.   Not applicable

e.   Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------------------------------------------------------------------------------
to Securities of the Issuers
----------------------------

     Not applicable


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

1) Underwriting Agreement, by and between the Company, Rickel & Associates, Inc., Janssen-Meyers Associates, L.P., and Charles N. Finkel, incorporated by reference from Exhibit 1.1 of the Company's Registration Statement on Form SB-2 (File No. 333-06223), as filed with the Commission on September 25, 1996.

Signature
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



11/26/96
---------------------------------
Date



/s/ Charles N. Finkel
-------------------------------
Charles N. Finkel

                                  Page 4 of 4